FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	December	2005
Commission File Number	001-31704
FNX Mining Company Inc.
(Translation of registrant’s name into English)
55 University Avenue, Suite 700, Toronto, Ontario, M5J 2H7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	Roscoe Postle Associates Letter, dated March 22, 2005
2	Aurora Platinum Corp. - Unaudited Interim Financial Statements for the period ended June 30, 2005
3	Material Change Report, dated October 5, 2005
4	Material Change Report, dated October 6, 2005
5	Material Change Report, dated October 21, 2005

DOCUMENT 1

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

Suite 501
55 University Avenue
P.O. Box 55
Toronto, Ontario M5J 2H7
Tel: (416) 947-0907
Fax: (416) 947-0395
Email: rroutledge@rpacan.com

March 22, 2005

Dr. James Patterson

Vice-President Exploration

FNX Mining Company Inc.

Suite 700, 55 University Avenue

Toronto, Ontario

M5J 2H7

Dear Jim,

Re: PM Deposit Resource Estimate

Roscoe Postle Associates Inc. (RPA) was requested by FNX Mining Company Inc. (FNX) to conduct an independent review of the FNX estimate of Mineral Resources for the PM deposit at the McCreedy West Mine. The McCreedy West Mine is currently in operation and is owned by the FNX-Dynatec Corporation Sudbury Joint Venture. RPA understands that FNX plans to include the PM deposit resources in its AIF filing for 2004.

CONCLUSIONS

From RPA’s review, it is RPA’s opinion that the FNX estimates of the Indicated and Inferred Mineral Resources for the PM deposit are reasonable. RPA agrees with FNX’s plans to confirm the resource estimate by test underground mining and to examine the potential for commercial mining of the PM deposit.

RPA REVIEW

The McCreedy West Mine PM deposit is a copper-nickel-platinum-palladium-gold bearing footwall deposit hosted in Sudbury Breccia stratigraphically below the Sudbury Intrusive Complex within the footwall granitoid gneisses. The PM deposit lies down dip from the 700 Complex and 950 Complex footwall deposits and northwest of, and stratigraphically below, the McCreedy West contact deposits mined in the past by Inco Limited. The PM deposit is located near the footwall of Sudbury Breccia that attains typical thickness of 300 ft. to 400 ft. The deposit is 1,300 ft. to 1,900 ft. below surface and has lateral extent of approximately 1,000 ft. on strike and 1,200 ft. along its dip of 35° to 40° to the southeast. The resource is distributed in a thick main lens as well as in smaller satellite lenses.

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

RPA has previously prepared independent technical reports that review the McCreedy West Mine Property and the 700 and 950 deposits under National Instrument 43-101 reporting formats for filing with the Ontario Securities Commission.

Mineralization in the PM deposit occurs in up to seven styles. The principal styles for resource estimation purposes are:

•

Pmasu: massive, precious metals-bearing chalcopyrite-millerite veins generally <1 ft. thick with continuity up to 100 ft. Veins generally dip somewhat more steeply at 40° to 50° than the deposit, are diverted by large breccia blocks and may form massive sulphide rims around the blocks.

•

Psubx: stockworks of thin veins and fracture fills between the massive veins, disseminated copper-nickel-PM mineralization and replacement of mafic minerals by blebs and disseminations of sulphides, all in the Sudbury Breccia matrix,

•	Pblk: minor disseminated sulphides within mostly barren blocks of the breccia.

The diverse styles of mineralization and related grade differences among them, presents challenges for interpretation of drilling results and resource modelling. The grade and style of PM deposit mineralization make it not amenable to selective underground mining, but there is good economic potential for low cost bulk mining.

FNX has estimated that the PM deposit contains:

•	an Indicated Resource of 2.25 million short tons averaging 1.11% copper, 0.26% nickel, 0.068 oz/t platinum, 0.086 oz/t palladium and 0.025 oz/t gold,

•	an Inferred Mineral Resource totalling 1.06 million short tons averaging 1.11% copper, 0.28% nickel, 0.075oz/t platinum, 0.106oz/t palladium and 0.025oz/t gold.

The effective date of the estimate is January 21, 2005 and it is based on results of drilling, assaying, geological interpretation and modelling as of December 17, 2004.

The geologic compilation, interpretation and deposit modelling was carried out by John Everest, M.Sc., P Geo. (FNX Senior Project Geologist) and Catherine Farrow (FNX Chief Geologist). Models were approved by John Everest and Catherine Farrow as well as David King, M.Sc., P. Geo. (FNX Senior Project Geologist-Resources) who carried out the resource estimate. Assistance to FNX for resource estimation was provided by Mr Mohan Srivastava, P. Geo., independent Geostatistics Consultant with FSS Canada.

The resource estimate is based on 186 surface and underground drill holes, including 25 drilled by Inco, that intersect the deposit with average hole spacing of 75 to 100 ft.

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

Assays used in the resource estimate total 2,965 over 10,312.45 ft. Assays included in the resource database are for Cu, Ni, Pt, Pd, Au, S ±Ag.

FNX has interpreted and modelled the deposit as a moderately dipping lens that flattens down dip and undergoes a precious metals:sulphur ratio increase indicating modal mineralogy changes related to increased concentration of telluride minerals. Satellite lenses are also modelled, however, these are narrower than the principal lens and are delineated generally by few drill holes. Model and drill hole coordinates are based on Levack Grid 5.

From February 9 to 10, 2005, RPA held discussions at the FNX office in Sudbury and at the mine site with David King and John Everest and reviewed:

•	geologic compilation and interpretation on cross sections, plan and on screen,

•	wireframe modelling,

•	statistical analysis,

•	resource estimate description available in an FNX memorandum, and a resource summary report,

•	FNX’s model validation by comparison of block grades to the assay data,

•	PM deposit mineralization underground as exposed in the exploration decline and 1520 Level muck bays.

Drilling and sampling, assaying, quality assurance and control measures are at, or above, industry standards and are unchanged from those described by RPA in two earlier NI 43-101 reports on the McCreedy West Mine Property prepared for FNX.

The estimate was made using 3-dimensional computer block modelling in Datamine software. The effective cut-off grade for the modelling is 2 grams/tonne (0.058 oz/t) total precious metals (TPM) applied as a grade contour of drill intercepts to define the limits of the resource. In context with current metal prices, US dollar exchange rate, the Inco off-take agreement metal accountability, and average resource grades within the wireframe, RPA’s calculation of the unit short ton revenue for the 2 g/t cut-off is $22 (TPM only) and $90 including copper and nickel. In RPA’s opinion this grade limit for wireframing is reasonable, particularly if considered as an incremental cut-off for bulk mining.

No minimum mining width has been used to construct the wireframe and minimum widths may be as small as assays intervals (<5ft.) in narrow lenses. These lenses are classified as Inferred Resources from the standpoint of few drill intercepts and questionable widths for bulk mining. Most of the Indicated Resources are contained in a lens up to 120 ft. thick.

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

Grade capping of the assay grades for each mineralization type was determined from inflection points on log probability plots of all raw assays, including those outside the wireframes. Capping thresholds are listed in Table 1.

Table 1 Grade Capping Thresholds
FNX Mining Company Inc. McCreedy West Mine PM Deposit, Sudbury

	Mineralization Types
Element	Sudbury Breccia	Breccia Blocks	Massive Veins
Copper (%)	15	15	30
Nickel (%)	5	5	10
Platinum (g/t)	25	20	40
Palladium (g/t)	35	30	80
Gold (g/t)	20	15	20
Silver (g/t)	125	100	200

From FNX’s probability plots, RPA notes that the cap grades are at variable percentiles of the data based on cumulative frequency profiles, some caps represent only small number of affected samples. RPA would cap at somewhat lower grades and percentiles of 98% to 99.5% for copper and gold in the Sudbury Breccia (Psubx) and for copper in the breccia blocks (Pblk). Since the percentage of samples affected would be higher for samples constrained within the wireframe models and the inflections shifted to higher grades, the capping level is reasonable for samples actually used for the resource estimate.

Resource blocks were 10 ft. cubes, sub celled to 5 ft. cubes to minimize volumetric error at the wireframe boundaries per the Datamine software approach. Given the 75 ft. to 100 ft. average hole spacing, the parent block size is relatively small and will not likely provide local block to block grade variability (over smoothed) except close to holes or where hole density is increased such as for closely spaced underground holes at 25 ft. to 40 ft.

Variography was used to define search ellipse parameters (Table 2). The search ellipse orientation conformed to strike, and averaged dip of the deposit and veins, in addition to a plunge of 80° to the northeast. The rotation of the search ellipse axes in Datamine convention is shown in (Table 3).

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

Table 2 Search Ellipse Distances
FNX Mining Company Inc. McCreedy West Mine PM Deposit, Sudbury

Search Axis	X (ft.)	Y (ft.)	Z (ft.)	Purpose
Sudbury Breccia Psubx	100	100	100	Proportion rock unit in blocks
Breccia Blocks Pblk	100	100	100	Proportion rock unit in blocks
Massive Veins Pmasu	75	100	20	Proportion rock unit in blocks
Grade Interpolation	75	100	20	Populate grade in blocks

Table 3 Search Ellipse Axis Rotation
FNX Mining Company Inc. McCreedy West Mine PM Deposit, Sudbury

	Z Axis	X Axis	Z2 Axis
Search SRC1 (Upper Deposit)	-35°	-45°	-20°
Search SRC2 (Lower Deposit)	-35°	-30°	-20°

Nearest neighbour interpolation was used to code resource blocks with search ellipse orientation to accommodate dip flattening in the lower deposit from 45° to 30° in the main lens. The flattened search was used for grade interpolation and assignment of massive vein rock codes to blocks.

Block grades were interpolated employing inverse distance squared (ID2) grade interpolation based on composites at 1.0 ft. for massive intercepts (Pmasu) and 4.0 ft. for Sudbury Breccia matrix (Psubx) and breccia blocks (Pblk). Mineralization type was coded into the blocks as a percentage probability of occurrence by ID2 interpolation of the composites mineralization codes and as such is similar to an “indicator” probabilistic model. Weighting composite grades by length and specific gravity (SG) was done to interpolate block grade for each mineralization type. Final block average grade accounted for the respective estimated block grade and percentage of each mineralization type in the block.

Populating the wireframe model was achieved by successive interpolation passes whereby the search ellipse distances were increased 1.5 times and 2 times. A minimum number of 4 composites and maximum of 32 were used for block interpolation and the spatial declustering of composites, necessary for ID2 estimates, was achieved by an octant search consisting of a minimum 1 composite per octant, and maximum of 4 composites per octant.

SG of assays and composites was determined by linear regression on 1,545 pycnometer SG tests:

SG=0.035*(Cu+Ni) +2.798
Short tons/ft3=SG*0.03122

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

RPA’s check work confirms that the formula conversion factors are reasonable and correspond reasonably with the pycnometer tests for SG. RPA notes that for 100% massive chalcopyrite, the calculated SG understates typical chalcopyrite SG of 4.1 by approximately 5% and in general calculated SG slightly underestimate the actual tests. Pycnometer tests tend to over estimate bulk density so the small underestimation by the calculated SG is acceptable.

Classification as Indicated or Inferred Mineral Resource was based on drill hole spacing, apparent grade/mineralization continuity and confidence in the geologic interpretation. Hole spacing within the Indicated Resource is 75 ft. to 100 ft. and locally 25 ft. to 40 ft. for underground drilling. The Indicated Resource is the thicker portions of the deposit where variable orientation of the higher grade vein sets has small impact in overall deposit continuity in contrast to Inferred Resources that include thinner discrete veins and vein packages that will require additional drilling to demonstrate continuity over the 75 ft. to 100 ft. hole spacing.

FNX has not used alternative interpolation methods to validate the ID2 model, primarily because of resource estimation software limitations with respect to the complex geologic setting of the PM deposit. Datamine algorithms for ordinary kriging, as an alternative estimation method, do weight by length, i.e. for change of composite support, during block grade interpolation, whereas the ID2 routine does. RPA compared block grades to drill hole assays on-screen and found reasonable spatial correspondence in grades. The resource model grades also compared well with results of under ground sampling on the 1520 Level ramp and muck bays in the PM deposit. RPA compared the resource average grade to the average grades of the assays intercepts. The resource grades for the estimated metals differ from the length-weighted assays by +8% to -5% as expected without declustering and weighting by SG. RPA weighted Cu and Ni assays by length and SG. Average for copper assays is the same as the global resource grade but nickel is 17% higher. The approximation of the resource grades by the weighted assays suggests that the resource model estimate is reasonable.

From the above review RPA has the following opinion and conclusions.

•	In RPA’s opinion, the FNX estimates of the Indicated and Inferred Mineral Resources for the PM deposit are reasonable.

•

RPA agrees with FNX that test mining is advisable to confirm the resource estimate and to further examine the potential for commercial mining of the PM deposit. The resource estimation modelling can be modified based on results of the bulk sampling where appropriate.

ROSCOE POSTLE ASSOCIATES INC. www.rpacan.com

•

Test mining should be carried out where drilling density is greatest (25 ft. to 40 ft.), i.e. where the block model grades will be least smoothed and the model will be better able to predict localized grade variability that would be expected in mining.

Sincerely,

Roscoe Postle Associates Inc.

Richard Routledge, M.Sc. (Applied), P.Geol.

Consulting Geologist

DOCUMENT 2

AURORA PLATINUM CORP.

UNAUDITED INTERIM FINANCIAL STATEMENTS

June 30, 2005

(Expressed in Canadian dollars)

AURORA PLATINUM CORP.

Balance Sheets (in Canadian dollars)	As at
	June 30 2005	December 31 2004
	(Unaudited)
	$	$
Assets
Current
Cash and cash equivalents	3,167,107	4,377,104
Exploration advances and other receivables	635,019	178,175
	3,802,126	4,555,279
Investments (note 2)	9,482,073	9,104,988
Property, plant and equipment (note 3)	-	156,534
Resource properties (note 4)	18,095,793	17,401,413
	31,379,992	31,218,214
Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	148,455	392,525
Due to affiliated company	3,060	11,108
	151,515	403,633
Future income taxes	3,446,000	3,681,000
	3,597,515	4,084,633

Shareholders’ equity
Share capital (note 5)	35,640,903	34,575,333
Contributed surplus	785,840	964,370
Deficit	(8,644,266)	(8,406,122)
	27,782,477	27,133,581
	31,379,992	31,218,214

AURORA PLATINUM CORP.

Statements of Earnings (Loss)
(in Canadian dollars except earnings per share)	Three months ended June 30		Six months ended June 30
(Unaudited)	2005	2004	2005	2004
	$	$	$	$
Expenses
Consulting and management fees	122,423	50,000	196,834	110,040
General exploration	62,958	46,231	88,249	54,000
Shareholder information	57,130	61,346	67,746	88,934
Legal and accounting	160,203	33,093	173,197	55,792
Office expense	164,001	(11,684)	192,184	32,070
Travel	19,113	16,697	33,048	31,006
Loss before the following	(585,828)	(195,683)	(751,258)	(371,842)
Interest income	18,869	25,020	41,120	62,095
Equity in operations of affiliated companies	(218,262)	(80,809)	(332,989)	(194,032)
Gain on shares issued by affiliated companies	473,799	-	710,074	1,580,652
Property, plant and equipment written off	(140,091)	-	(140,091)	-
Stock-based compensation	-	-	-	(78,750)
Earnings (loss) before income tax	(451,513)	(251,472)	(473,144)	998,123
Recovery of (provision for) future income tax	210,000	-	235,000	(280,273)
Net earnings (loss) for the period	(241,513)	(251,472)	(238,144)	717,850
Basic and diluted earnings (loss) per share	(0.01)	(0.01)	(0.01)	0.03
Weighted average number of shares	21,907,018	21,272,007	21,648,133	21,190,705

Statements of Deficit (in Canadian dollars)	Three months ended June 30	Six months ended June 30
(Unaudited)	2005	2004	2005	2004
$	$	$	$
Deficit – beginning of period	(8,402,753)	(10,454,803)	(8,406,122)	(11,424,125)
Net earnings (loss) for the period	(241,513)	(251,472)	(238,144)	717,850
Deficit – end of period	(8,644,266)	(10,706,275)	(8,644,266)	(10,706,275)

AURORA PLATINUM CORP.

Statements of Cash Flow (in Canadian dollars)	Three months ended June 30		Six months ended June 30
(Unaudited)	2005	2004	2005	2004
	$	$	$	$
Operating activities
Net earnings (loss) for the period	(241,513)	(251,472)	(238,144)	717,850
Non-cash items
Gain on shares issued by affiliated companies	(473,799)	-	(710,074)	(1,580,652)
Provision for (recovery of) future income tax	(210,000)	-	(235,000)	280,273
Equity in operations of affiliated companies	218,262	80,809	332,989	194,032
Property, plant and equipment written off	140,091	-	140,091	194,032
Stock-based compensation	-	-	-	78,750
	(566,959)	(170,663)	(710,138)	(309,747)
Change in non-cash working capital items
Exploration advances and other receivables	109,296	(20,068)	29,025	(6,297)
Accounts payable and accrued charges	42,040	(97,009)	(55,383)	(93,984)
	(415,623)	(287,740)	(736,496)	(410,028)
Financing activities
Common shares issued	817,740	-	887,041	2,783,751
	817,740	-	887,041	2,783,751
Investing activities
Resource property expenditures	(598,849)	(685,926)	(1,358,492)	(1,129,050)
Investment in affiliated companies	-	-	-	(130,000)
Property, plant and equipment	-	(18,155)	(2,050)	(19,970)
	(598,849)	(704,081)	(1,360,542)	(1,279,020)
Change in cash and cash equivalents in the period	(196,732)	(991,821)	(1,209,997)	1,094,703
Cash and cash equivalents – beginning of period	3,363,839	6,602,555	4,377,104	4,516,031
Cash and cash equivalents – end of period	3,167,107	5,610,734	3,167,107	5,610,734

Cash and cash equivalents consist of:
Cash	472,102	(81,063)	472,102	(81,063)
Short-term investments	2,695,005	5,691,797	2,695,005	5,691,797
Cash and cash equivalents – end of period	3,167,107	5,610,734	3,167,107	5,610,734

AURORA PLATINUM CORP.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the three months and six months ended June 30, 2005 and 2004

(Expressed in Canadian dollars)

(Unaudited)

1.	Significant accounting policies

The unaudited interim financial statements of Aurora Platinum Corp. (“Aurora” or the “Company”) have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 2 to Aurora’s audited financial statements for the year ended December 31, 2004. Generally accepted accounting principles for interim financial statements do not conform in all respects to the disclosures required for annual financial statements and, accordingly, these unaudited interim financial statements should be read in conjunction with Aurora’s audited annual financial statements and accompanying notes included in Aurora’s Annual Report for 2004, which can be found at www.sedar.com. In the opinion of management, all adjustments considered necessary for the fair presentation of results for the periods presented have been reflected in these unaudited interim financial statements. These adjustments consist only of normal recurring adjustments. The comparative figures for 2004 have been reclassified to conform to the presentation adopted for the current period.

2.	Investments

a) Ownership interest

	June 30, 2005
	Ownership	Book value	Market value
	%	$	$
Lake Shore Gold Corp.	16.8	8,904,471	9,576,000
Superior Diamonds Inc.	20.6	577,602	3,087,322
		9,482,073	12,663,322

	December 31, 2004
	Ownership	Book value	Market value
	%	$	$
Lake Shore Gold Corp.	18.9	8,912,899	13,300,000
Superior Diamonds Inc.	24.6	192,089	2,812,893
		9,104,988	16,112,893

AURORA PLATINUM CORP.

b) Gains and equity in operations of affiliated companies

	Three months ended June 30, 2005		Three months ended June 30, 2004
	Gain on shares issued by affiliated companies(i)	Equity in operations of affiliated companies(ii)	Gain on shares issued by affiliated companies(i)	Equity in operations of affiliated companies(ii)
	$	$	$	$
Lake Shore Gold Corp.	-	(200,851)	-	(51,881)
Superior Diamonds Inc.	473,799	(17,411)	-	(28,928)
	473,799	(218,262)	-	(80,809)

	Six months ended June 30, 2005		Six months ended June 30, 2004
	Gain on shares issued by affiliated companies(i)	Equity in operations of affiliated companies(ii)	Gain on shares issued by affiliated companies(i)	Equity in operations of affiliated companies(ii)
	$	$	$	$
Lake Shore Gold Corp.	236,275	(244,703)	1,321,921	(111,410)
Superior Diamonds Inc.	473,799	(88,286)	258,731	(82,622)
	710,074	(332,989)	1,580,652	(194,032)

(i) Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from such transactions.

(ii) Equity in operations of affiliated companies represents the Company’s share of the net losses in a significantly influenced company for the reporting period.

3.	Property, plant and equipment

As a result of the acquisition of the Company as described in note 9, the Company’s net book value of property, plant and equipment as at June 30, 2005 was written off with a $140,091 charge to earnings.

	December 31, 2004
	Cost	Accumulated amortization	Net
	$	$	$
Office and other equipment	87,250	33,590	53,660
Computer equipment	146,987	72,754	74,233
Leasehold improvements	38,832	10,191	28,641
	273,069	116,535	156,534

AURORA PLATINUM CORP.

4.	Resource properties

Six months ended June 30, 2005

	Falconbridge	Midrim	Belleterre	Nickel Lake	Lansdowne	Other¹	Total
	$	$	$	$	$	$	$
Balance - beginning of period	6,151,791	1,795,104	1,405,451	2,120,710	2,595,822	3,332,535	17,401,413
Property acquisition, assessment and maintenance	364	-	-	-	-	34,508	34,872
Analytical	8,060	-	-	4,331	-	22,506	34,897
Geophysics	88,430	-	-	1,590	-	16,668	106,688
Geology	29,529	-	-	32,759	3,000	104,562	169,850
Drilling	249,108	-	-	136,491	-	197,636	583,235
Project administration	9,162	-	-	-	4,118	68,927	82,207
Quebec refundable tax credits	-	-	-	-	-	(317,369)	(317,369)
Balance - end of period	6,536,444	1,795,104	1,405,451	2,295,881	2,602,940	3,459,973	18,095,793

¹ Includes: AEM 2000 ($896,427); AEM-Abitibi ($319,004); Rand ($340,565); North Range ($814,779); Montcalm ($370,246); Temiscamingue ($531,363); Miscellaneous ($187,589).

Year ended December 31, 2004

	Falconbridge	Midrim	Belleterre	Nickel Lake	Lansdowne	Other¹	Total
	$	$	$	$	$	$	$
Balance - beginning of year	5,875,712	1,733,194	1,334,211	1,485,287	2,579,867	2,077,563	15,085,834
Property acquisition, assessment and maintenance	11,573	116,040	95,000	-	3,282	86,850	312,745
Analytical	12,171	-	-	15,646	-	40,739	68,556
Geophysics	58,851	-	125	71,307	-	264,373	394,656
Geology	61,310	1,134	1,925	101,734	1,449	500,992	668,544
Drilling	105,316	-	-	427,664	-	288,669	821,649
Research	-	-	-	-	-	3,063	3,063
Project administration	26,858	2,347	1,372	19,072	11,224	283,638	344,511
Property costs written off	-	-	-	-	-	(177,961)	(177,961)
Quebec refundable tax credits	-	(57,611)	(27,182)	-	-	(35,391)	(120,184)
Balance - end of year	6,151,791	1,795,104	1,405,451	2,120,710	2,595,822	3,332,535	17,401,413

¹ Includes: AEM 2000 ($892,802); AEM-Abitibi ($205,068); Rand ($322,041); North Range ($533,354); Temiscamingue ($780,795); Montcalm ($328,697); Miscellaneous ($269,778).

AURORA PLATINUM CORP.

5.	Share capital

a)	Common shares issued and outstanding

During the six months ended June 30, 2005 and year ended December 31, 2004, changes in issued share capital were as follows:

	Six months ended June 30, 2005		Year ended December 31, 2004
	Shares	Amount	Shares	Amount
	#	$	#	$
Issued - beginning of period	21,335,414	34,575,333	20,128,550	31,620,500
Issued on the exercise of stock options	916,000	861,390	15,000	11,550
Issued on the exercise of share purchase warrants	--	--	1,113,500	2,783,751
Issued pursuant to property options agreements	15,000	25,650	78,364	159,532
Transferred from
contributed surplus	--	178,530	--	--
Issued - end of period	22,266,414	35,640,903	21,335,414	34,575,333

b)	Stock Options

At June 30, 2005 there were 1,106,500 stock options outstanding and exercisable under the Company’s stock option plan.

	June 30, 2005		December 31, 2004
	Options	Weighted- average exercise price per share	Options	Weighted- average exercise price per share
	#	$	#	$
Outstanding - beginning of period	2,072,500	2.46	1,946,500	2.58
Granted	-	-	296,000	1.61
Exercised	(916,000)	0.94	(15,000)	0.77
Cancelled	(50,000)	3.70	(155,000)	2.53
Outstanding and exercisable - end of period	1,106,500	3.67	2,072,500	2.46

AURORA PLATINUM CORP.

6.	Related party transactions

Fees amounting to $58,500 (June 30, 2004 - $45,125) were paid for consulting and management services provided by directors and directors who are officers. Amounts paid to Southwestern Resources Corp. (“Southwestern”), a company with directors in common, under the terms of an administrative services agreement totaled $36,000 (June 30, 2004 - $48,000). As at June 30, 2005 there was an amount of 3,060 due to Southwestern. The Company also received $24,000 (June 30, 2004 - $24,000) from its affiliated companies, Lake Shore Gold Corp. and Superior Diamonds Inc., under the terms of separate management services agreements and recorded it as an offset to consulting and management fees.

7.	Income taxes

The Company recorded a recovery of $235,000 (June 30, 2004 – expense of $280,273) as a result of the tax benefit associated with deductible expenses incurred in the six months ended June 30, 2005. The current year losses provide a partial offset to the future income tax liabilities arising from flow-through share arrangements completed by the Company in previous years.

8.	Supplemental cash flow information

During the six month period ended June 30, 2005 the Company issued 15,000 common shares valued at $25,650 pursuant to the Montcalm Property agreement.

During the six month period ended June 30, 2004, the Company issued 23,364 common shares valued at $64,332 pursuant to the Midrim Property agreement and 15,000 common shares valued at $25,200 pursuant to the Montcalm Property agreement.

9.	Subsequent event

Pursuant to a Plan of Arrangement between Aurora and FNX Mining Company Inc. (“FNX”), on July 1, 2005, FNX completed the acquisition of all of the issued and outstanding common shares of Aurora based on a ratio whereby Aurora shareholders received 0.1918047 of a common share of FNX for each Aurora share. FNX issued a total of 4,270,803 of its common shares to acquire all of the 22,266,414 issued and outstanding shares of Aurora.

Holders of all stock options outstanding and exercisable at June 30, 2005 consented to the cancellation of such options.

Aurora became a wholly-owned private subsidiary of FNX.

DOCUMENT 3

FNX MINING COMPANY INC.

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

FNX MINING COMPANY INC., 55 University Avenue, Suite 700, Toronto, Ontario M5J 2H7.

Item 2.	Date of Material Change

October 5, 2005.

Item 3.	News Release

The Press Release was sent on October 5, 2005 via CCN Matthews – Toronto, Ontario.

Item 4.	Summary of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 5.	Full Description of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7.	Omitted Information

No information has been omitted in respect of the material change.

Item 8.	Executive Officer

Terry MacGibbon, President [416] 628-5922.

Item 9.	Date of Report
October 5, 2005

FNX IN DISCUSSIONS TO EXCHANGE EQUITY FOR DYNATEC'S INTEREST IN THE SUDBURY JOINT VENTURE AND AURORA PLATINUM

TORONTO: October 5, 2005 - FNX Mining Company Inc. (FNX-TSX/AMEX) announces that it is in discussions with Dynatec Corporation to exchange shares in FNX for Dynatec’s 25% interest in the Sudbury Joint Venture and Dynatec’s 50% interest in Aurora Platinum Corp. In the potential transaction, FNX would exchange 20.5 million common shares, representing approximately a 26.2% fully diluted shareholding in FNX, for the Sudbury assets of Dynatec.

An announcement will be forthcoming by 5pm Eastern Time today when an agreement is either reached between the parties or if negotiations end without an agreement. However, there is no certainty that the transaction will be successfully concluded.

FNX has already obtained consent resolutions signed by the holders of 55.7% of its issued and outstanding common shares authorizing the transaction to occur.

Transaction

The material terms of the transaction currently being negotiated are as follows:

(a)	FNX acquires Dynatec’s 25% interest in the Sudbury Joint Venture and 50% interest in Aurora Platinum
(b)	FNX will issue 20,500,000 common shares of FNX (each, a “Common Share”) to Dynatec;
(c)

FNX and Dynatec will enter into a voting trust agreement with a term of three years pursuant to which votes attached to the Common Shares held by Dynatec will be voted in line with FNX board recommendations on various fundamental changes and initiatives (including, among other matters, mergers, acquisitions and the nomination of directors to the FNX board), such agreement ceasing to be in effect should Dynatec’s ownership stake in FNX decline below 10% on a fully-diluted basis;

(d)	Dynatec will enter into a standstill agreement with FNX having a three year term that restricts Dynatec’s ability to buy additional Common Shares;
(e)

Dynatec may only sell its Common Shares via a broad distribution and FNX will have a right to designate the purchasers of Common Shares to be sold by Dynatec for a period of 10 business days at a price to be mutually agreed upon by Dynatec, FNX and the investment dealer or syndicate of investment dealers selling such Common Shares in the event that Dynatec elects to sell any of its Common Shares;

(f)

In the event that Dynatec wishes to distribute the Common Shares that it holds, FNX will take steps, at Dynatec’s cost, as are necessary to qualify by prospectus the distribution of such Common Shares;

(g)

Dynatec will have FNX board representation proportional to its fully diluted ownership position for a period of three years (such representation being dependent upon Dynatec maintaining an ownership stake in FNX of at least 10% on a fully-diluted basis);

(h)

FNX will purchase, at the option of Dynatec, C$10 million of Dynatec common shares in the next Dynatec offering of common shares to the public at the issue price of the offering, provided that the offering is for a minimum of C$100 million and is completed within 12 months of the closing of the acquisition; and

(i)

Dynatec will provide mining services at the Sudbury properties from the closing of this transaction until December 31, 2007, subject to FNX having control and direction over the services provided by Dynatec. Under the mining services agreement to be finalized by the closing of this transaction, Dynatec will be paid a fee on a cost reimbursement basis that includes a fixed and variable component.

Forward-looking Statement

This news release contains certain forward-looking statements, including statements about the acquisition by FNX of certain assets from Dynatec, the proposed terms and timing of the acquisition and the anticipated benefits of the acquisition to FNX. These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements, including risks relating to the parties’ ability to complete the acquisition and to obtain the necessary approvals, risks relating to FNX’s ability to realize the anticipated benefits of the acquisition and other risks disclosed in FNX’s filings with the SEC and Canadian securities regulators. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

Ronald P. Gagel, Vice President and CFO

Tel: 416-368-0990, Fax 416-360-0550, Email: rgagel@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dwconstable@fnxmining.com,

DOCUMENT 4

FNX MINING COMPANY INC.

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

FNX MINING COMPANY INC., 55 University Avenue, Suite 700, Toronto, Ontario M5J 2H7.

Item 2.	Date of Material Change

October 5, 2005.

Item 3.	News Release

The Press Release was sent on October 5, 2005 via CCN Matthews – Toronto, Ontario.

Item 4.	Summary of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 5.	Full Description of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7.	Omitted Information

No information has been omitted in respect of the material change.

Item 8.	Executive Officer

Terry MacGibbon, President [416] 628-5922.

Item 9.	Date of Report
October 6, 2005

FNX CONSOLIDATES 100% OWNERSHIP OF ITS SUDBURY ASSETS

TORONTO: October 5, 2005 - FNX Mining Company Inc. (FNX-TSX/AMEX) announces that it will consolidate 100% ownership of its Sudbury assets, including the operating McCreedy West mine (Inter Main and PM deposits), the Levack mine and the Podolsky mine. FNX is now the third substantial producer in the Sudbury mining camp.

Terry MacGibbon, President and CEO of FNX, stated, “FNX now owns 100% of its Sudbury assets and is well positioned to maximize value through exploration, development and production. FNX will now have all of the upside potential of the Sudbury assets, including the recent Levack Footwall discovery. Consolidation of these assets provides far greater flexibility for FNX to pursue the best course of growth, including the possible purchase of additional mineral properties and mines plus the expansion of its current mining operations. We are encouraged that the majority of our shareholders have already endorsed the strategic merits of this transaction.”

In the agreement, FNX will exchange 20.5 million common shares, representing a 26.2% fully diluted shareholding in FNX, for Dynatec Corporation’s 25% interest in the Sudbury Joint Venture and Dynatec’s 50% interest in Aurora Platinum. At the current FNX share price, FNX will potentially have a market capitalization of approximately $1.1 billion, after completion of the transaction. The agreement includes a voting trust, standstill and right of first refusal and requirements for broad distribution of the shares on sale.

FNX has already obtained the required consent resolutions from holders of 55.7% of its issued and outstanding common shares authorizing the transaction to occur, as required by the applicable rules of the American and Toronto stock exchanges. With the disclosure of the terms of acquisition, all shareholders who signed the consent resolution are now free to resume trading FNX shares. Completion of the transaction is therefore subject only to the signing of the Mining Services Agreement described below and receipt of necessary regulatory approvals. The transaction is expected to close on or after October 21, 2005.

FNX has acquired not only assets, but also will acquire an experienced and professional operating team to provide the mining competency necessary to continue to develop and mine the Company’s properties efficiently. Dynatec will become the mining contractor for two years and will work at the direction of FNX management. The completion of the Mining Services Agreement between FNX and Dynatec is a condition of closing the transaction.

Terry MacGibbon continued, “We believe the transition from explorer to developer and, now, operator is a very important part of our transformation to a mid-tier mining company and we have taken great pains to get this part of the deal right. We refuse to expose our shareholders to significant new operating risks by including a sensible transition period. We are confident that the Mining Services Agreement will realize continued efficiency and profitability.”

Transaction

The material terms of the transaction, as disclosed in a news release earlier today, are as follows:

(a)	FNX acquires Dynatec’s 25% interest in the Sudbury Joint Venture and 50% interest in Aurora Platinum
(b)	FNX will issue 20,500,000 common shares of FNX (each, a “Common Share”) to Dynatec;
(c)

FNX and Dynatec will enter into a Voting Trust agreement with a term of three years pursuant to which votes attached to the Common Shares held by Dynatec will be voted in line with FNX board recommendations on various fundamental changes and initiatives (including, among other matters, mergers, acquisitions and the nomination of directors to the FNX board), such agreement ceasing to be in effect should Dynatec’s ownership stake in FNX decline below 10% on a fully-diluted basis;

(d)	Dynatec has entered into a Standstill Agreement with FNX having a three year term that restricts Dynatec’s ability to buy additional Common Shares;
(e)	Dynatec may only sell its Common Shares via a broad distribution.
(f)

FNX will have a Right to First Refusal to designate the purchasers of Common Shares to be sold by Dynatec for a period of 10 business days at a price to be mutually agreed upon by Dynatec, FNX and the investment dealer or syndicate of investment dealers selling such Common Shares in the event that Dynatec elects to sell any of its Common Shares;

(g)

in the event that Dynatec wishes to distribute the Common Shares that it holds, FNX will take steps, at Dynatec’s cost, as are necessary to qualify by prospectus the distribution of such Common Shares;

(h)

Dynatec will have FNX board representation proportional to its fully diluted ownership position for a period of three years (such representation being dependent upon Dynatec maintaining an ownership stake in FNX of at least 10% on a fully-diluted basis);

(i)

FNX will purchase, at the option of Dynatec, $10 million of Dynatec common shares in the next Dynatec offering of common shares to the public at the issue price of the offering, provided that the offering is for a minimum of $100 million and is completed within 12 months of the closing of the acquisition; and

(j)

Dynatec will provide contractor mining services at the Sudbury properties from the closing of this transaction until December 31, 2007, subject to FNX having control and direction over the services provided by Dynatec. Under the mining services agreement to be finalized by the closing of this transaction, Dynatec will be paid a fee on a cost reimbursement basis that includes a fixed and variable component.

Before giving effect to these transactions, FNX has issued and outstanding 55,395,272 common shares and Dynatec has issued and outstanding 217,464,651 common shares, including 7,716,594 shares held by FNX. After completion of this transaction and assuming no other further changes to the share capital of either company, Dynatec will own 20.5 million of 75.9 million issued and outstanding common shares and 78.3 million fully diluted shares of FNX.

BMO Nesbitt Burns is acting as financial advisor to FNX.

Conference Call

FNX will be hosting a conference call on Thursday, October 6, 2005 at 1:00 pm Eastern Time. Conference call numbers are:

Live in North America:

416-406-6419 or 1-888-575-8232

Access Code: Ask for FNX Mining conference call

A replay will be available until midnight, October 21, 2005 at:

416-695-5800 or 1-800-408-3053

Access Code: 3164811#

Slides for the conference call may be accessed on the Company’s website home page at www.fnxmining.com

Forward-looking Statement

This news release contains certain forward-looking statements, including statements about the acquisition by FNX of certain assets from Dynatec, the proposed terms and timing of the acquisition and the anticipated benefits of the acquisition to FNX. These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements, including risks relating to the parties’ ability to complete the acquisition and to obtain the necessary approvals, risks relating to FNX’s ability to realize the anticipated benefits of the acquisition and other risks disclosed in FNX’s filings with the SEC and Canadian securities regulators. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

Ronald P. Gagel, Vice President and CFO

Tel: 416-368-0990, Fax 416-360-0550, Email: rgagel@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dwconstable@fnxmining.com ,

DOCUMENT 5

FNX MINING COMPANY INC.

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

FNX MINING COMPANY INC., 55 University Avenue, Suite 700, Toronto, Ontario M5J 2H7.

Item 2.	Date of Material Change

October 21, 2005.

Item 3.	News Release

The Press Release was sent on October 21, 2005 via CCN Matthews – Toronto, Ontario.

Item 4.	Summary of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 5.	Full Description of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7.	Omitted Information

No information has been omitted in respect of the material change.

Item 8.	Executive Officer

Terry MacGibbon, President [416] 628-5922.

Item 9.	Date of Report
October 21, 2005

FNX ACQUIRES 100% OWNERSHIP OF ITS SUDBURY MINES AND PROPERTIES

TORONTO: October 21, 2005 - FNX Mining Company Inc. (FNX-TSX/AMEX) announces that it has completed the acquisition of Dynatec Corporation’s remaining interest in FNX’s Sudbury assets. The acquisition consolidates 100% ownership of FNX’s assets in the former Sudbury Joint venture, including its operating mines (Inter Main and PM Deposits), the Levack Mine, which is expected to be in production in 2006, the Podolsky Mine, which, pending a favourable feasibility study, is expected to be put into production in 2007, and the recent high-grade Cu-Ni-Pt-Pd-Au Levack Footwall discovery.

The transaction was completed on the terms previously announced (see October 5, 2005 press release) including, the exchange of 20.5 million common shares of FNX for Dynatec Corporation’s 25% interest in the former Sudbury Joint Venture and Dynatec’s 50% ownership in Aurora Platinum Corp. plus its participation rights in 50% of any future FNX acquisitions in the Sudbury area. The agreement contains significant restrictions on the FNX shares issued to Dynatec, including a voting trust, standstill and right of first refusal plus a requirement for broad distribution on the sale of the FNX shares. After giving effect to the transactions, FNX will have 75.9 million common shares issued and outstanding (78.3 million common shares on a fully diluted basis).

Terry MacGibbon, President and CEO of FNX, stated, “We now have full control of our current and future endeavours in the Sudbury area. This will allow us to streamline and optimize our Sudbury operations and to implement our growth strategy unimpeded. FNX has not only acquired the remaining interest in the Sudbury assets, but it will also acquire a proven, experienced and competent mining team to provide the mining skills necessary to continue our aggressive development and mining of our Sudbury properties.”

In connection with the transaction FNX management will have full control of operations and provide supervision and direction to Dynatec, who will provide mining contractor services for a two year period.

Forward-looking Statement

This news release contains certain forward-looking statements, including statements about the acquisition by FNX of certain assets from Dynate and the anticipated benefits of the acquisition to FNX. These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements, including risks relating to FNX’s ability to realize the anticipated benefits of the acquisition and other risks disclosed in FNX’s filings with the SEC and Canadian securities regulators. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

Ronald P. Gagel, Vice President and CFO

Tel: 416-368-0990, Fax 416-360-0550, Email: rgagel@fnxmining.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FNX MINING COMPANY INC.
(Registrant)

Date:	December 6, 2005	By:	/s/ Ronald P. Gagel
Name: Ronald P. Gagel Title: Vice-President and Chief Financial Officer